UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30848 / December 30, 2013

In the Matter of

AMERICAN BEACON FUNDS
AMERICAN BEACON SELECT FUNDS
AMERICAN BEACON ADVISORS, INC.

4151 Amon Carter Blvd
MD 2450
Fort Worth, TX 76155

(File No. 812-13825)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

American Beacon Funds, American Beacon Select Funds and American Beacon Advisors, Inc.
filed an application on September 20, 2010, and amendments to the application on December 10,
2012, March 13, 2013 and November 1, 2013, requesting an order under section 6(c) of the
Investment Company Act of 1940 (the "Act") for an exemption from section 15(a) of the Act and
rule 18f-2 under the Act, as well as from certain disclosure requirements. The order supersedes a
prior order[1] and permits applicants to enter into and materially amend subadvisory agreements
without shareholder approval and also grants relief from certain disclosure requirements.

On December 5, 2013, a notice of the filing of the application was issued (Investment Company
Act Release No. 30819). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

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[1]   American Advantage Funds, et al., Investment Company Act Rel. Nos. 21995 (May 30, 1996) (notice) and
22040 (Jun. 25, 1996) (order).

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by America Beacon Funds, et al. (File No. 812-13825) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

Action as set forth or recommended herein
APPROVED pursuant to authority delegated
by the Commission under Public Law 87-592

For: Division of Investment Management

By: _____
            Daniele Marchesani
                    12/30/2013
                     (date)